SECUR 12011206 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NAVIDAR GROUP LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11711 N. MERIDIAN STREET, SUITE 325
(No. and Street)

CARMEL (City) IN (State) 46032 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER DAY (317) 844-2999
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KATZ, SAPPER & MILLER, LLP ATTN: SCOTT BROWN
(Name – *if individual, state last, first, middle name*)

800 E. 96TH STREET #500 (Address) INDIANAPOLIS (City) IN (State) 46240 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER DAY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NAVIDAR GROUP LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING PRINCIPAL

Title

Notary Public 3/18/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAVIDAR GROUP LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2011

KATZ SAPPER & MILLER

ksmcpa.com

NAVIDAR GROUP LLC

CONTENTS

KATZ SAPPER & MILLER

Our People: Your Success

Independent Auditors' Report

To the Member
Navidar Group LLC

We have audited the accompanying statement of financial condition of Navidar Group LLC as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Navidar Group LLC at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Katz, Sapper & Miller, LLP

Indianapolis, Indiana
February 22, 2012

Katz, Sapper & Miller, LLP
Certified Public Accountants
800 East 96th Street, Suite 500
Indianapolis, IN 46240
Tel 317.580.2000
Web ksmcpa.com
An Affiliate of
KSM Business Services, Inc.

NAVIDAR GROUP LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

ASSETS	
Cash	$ 746,244
Accounts receivable	16,051
Prepaid expenses and other	22,929
Property and equipment, net	16,205
TOTAL ASSETS	$ 801,429

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 63,538
MEMBER'S EQUITY	737,891
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 801,429

See accompanying notes.

NAVIDAR GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2011

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Navidar Group LLC (the Company), which was organized as a Delaware limited liability company on June 23, 2008, commenced operations on July 1, 2008, and became a broker-dealer in the states of New York and Indiana on March 13, 2009 and November 18, 2009, respectively. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides advisory services related to mergers and acquisitions and the private placement of securities.

The Company does not maintain securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

Estimates: The Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported revenues and expenses. Accordingly, actual results could vary from the estimates that were used.

Revenue Recognition: Revenues related to the Company's services are recorded on an accrual basis when earned.

Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. To date, there have been no losses in such accounts.

Property and Equipment are recorded at cost and are being depreciated using the straight-line method over their estimated useful lives as follows:

Furniture and fixtures	7 years
Computers	5 years
Software	3 years

Income Taxes: The Company is a limited liability company whereby taxable income, losses, credits, etc. are recognized for federal and state income tax reporting purposes by its member. Accordingly, no provision or liability for federal or state income taxes has been reflected in the accompanying financial statements.

The Company's member files federal and various state income tax returns. All tax years since the Company was organized remain subject to examinations by tax authorities.

Subsequent Events: The Company has evaluated the financial statements for subsequent events occurring through February 22, 2012, the date the financial statements were available to be issued.

NOTE 2 - PROPERTY AND EQUIPMENT

At December 31, 2011 and 2010, property and equipment consisted of the following:

Computers	$20,714
Furniture and fixtures	3,300
	24,014
Less: Accumulated depreciation	7,809
	$16,205

NOTE 3 - NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 times Net Capital. At December 31, 2011, the Company had Net Capital of $682,706, which was $677,706 in excess of the required Net Capital of $5,000.

NOTE 4 - COMMITMENTS

In December 2010, the Company executed an operating lease for office space in New York, New York effective January 2011 through June 2012. The agreement may be terminated upon 90 days written notice. Monthly lease payments are $2,107.

In addition, in January 2011, the Company executed a noncancellable long-term operating lease for office space in Carmel, Indiana effective for 24 months, beginning in March 2011. Monthly rental payments of $0 in months 1, 2 and 13, $2,100 in months 3 through 12 and $2,150 in months 14 through 24 are required.

At December 31, 2011, the minimum future rental payments required by noncancellable long-term operating leases were:

Payable In	Rental Payments
2012	$ 23,550
2013	4,300
Total Rental Payments	$ 27,850